EXHIBIT 23.1



                         CONSENT OF INDEPENDENT AUDITORS


We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Richfood Holdings, Inc. for the registration of debt securities, preferred stock, depositary shares, common stock and warrants with a proposed maximum aggregate offering price of $500 million and to the incorporation by reference therein of our reports dated June 15, 1998, with respect to the consolidated financial statements of Richfood Holdings, Inc. incorporated by reference in its Annual Report (Form 10-K) for the fiscal year ended May 2, 1998 and the related financial statement schedule included therein, filed with the Securities and Exchange Commission.


                                                /s/ ERNST & YOUNG LLP


Richmond, Virginia
September 29, 1998